UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013.

Commission File Number 000-54313

TASMAN METALS LTD.

(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant

Date July 23, 2013	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations
News Release	July 23, 2013

TASMAN SUBMITS MINING LEASE APPLICATION OVER OLSERUM HEAVY RARE EARTH ELEMENT PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS). Mark Saxon, President & CEO, is pleased to announce the submission of an application for a Mining Lease (“ML”) covering the Olserum heavy rare earth element (REE) project in Sweden. This follows the recent granting of a 25 year ML for Tasman’s nearby Norra Karr REE deposit. The application documents for the Olserum ML were prepared by consulting group Golder Associates AB and recently lodged with the Swedish Mining Inspectorate (Bergsstaten). Tasman anticipates processing of the ML application by the Bergsstaten shall take 6 to 12 months.

The filing of this ML application required that Tasman complete environmental monitoring, flora and fauna surveys, ground water testing, community and stakeholder meetings and basic infrastructure planning for the Olserum site. A granted ML under the Swedish Mining Act is valid for 25 years, when it is available for renewal.

Tasman’s 100% owned Olserum project has a resource estimate calculated in accordance with the standards of the Canadian Institute of Mines (“CIM”) as provided in tables 1 and 2 below. It is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm. The land is currently used for mixed forestry operations, and is owned by a Swedish forestry company. Olserum is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.

Olserum is considerably smaller than Tasman’s flagship heavy REE project Norra Karr. However, mineralogical work has shown REE’s to be hosted by xenotime and monazite, both of which have well established processing pathways, therefore reducing the metallurgical risk associated with this project. Olserum has a high contribution of the high value critical REE’s (dysprosium (Dy), yttrium (Y), neodymium (Nd), terbium (Tb)). Olserum’s proximity and easy road access to European markets stands as a unique operating advantage for the project.

“Submitting this Mine Lease application is an important step in the development of our Olserum project” said Mark Saxon, Tasman’s President and CEO. “Sweden’s simple and well tested Mining Act, year-round operating conditions and established infrastructure and skill base has allowed rapid and low cost progress to be achieved. Norra Karr and Olserum together give Tasman an advanced REE project portfolio that few if any competitors in the sector can provide.”

Mineral processing and metallurgical research has begun on the Olserum REE project. The first phases of work are being completed by the mineral processing division of the Finnish Geological Survey (GTK), financed by the European Commission under the EURARE project as announced by Tasman on July 17th 2013.

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australian Institute of Geoscientists and Australasian Institute of Mining and Metallurgy, has reviewed and verified the contents of this release.

Table 1: Indicated Resource Estimate for the Olserum Deposit.

TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	1.0	0.89	32.3	292	1800	1314	8,620
0.6	1.7	0.78	32.9	262	1610	1146	13,360
0.5	3.0	0.68	33.3	232	1420	996	20,650
0.4	4.5	0.60	33.9	209	1283	878	27,260	BASE CASE
0.3	6.3	0.53	34.4	187	1146	769	33,530
0.2	7.7	0.48	34.5	170	1042	700	37,030

HEAD OFFICE: Suite 1305 - 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM NYSE MKT : TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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Table 2: Inferred Resource Estimate for the Olserum Deposit.

TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	0.9	0.85	31.8	288	1667	1294	7,947
0.6	1.6	0.77	32.5	264	1547	1151	12,088
0.5	2.5	0.69	33.6	242	1445	1018	16,960
0.4	3.3	0.63	33.7	222	1320	925	20,770	BASE CASE
0.3	4.2	0.57	33.9	202	1205	841	23,820
0.2	4.7	0.54	33.9	191	1134	790	25,050

Notes:

1	This resource estimate was prepared in accordance with the standards of CIM by Mr Geoffrey Reed, Senior Consulting Geologist of ReedLeyton Consulting Pty Ltd. Further resource assumption detail can be found on Sedar in a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) report titled “Amended and Restated Technical Report for Olserum REE Deposit, Southern Sweden” dated 20th June 2013.

2	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

3	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

4	The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs. Bench scale metallurgical tests were completed on an Olserum composite sample by Swedish consultants Minpro AB in 2005.

5	Mr Geoffrey Reed calculated this mineral resource estimate based on geological and geochemical data supplied by Tasman, which had been audited by Mr Reed. Mr Reed is an independent qualified person for the purposes of NI 43-101.

6	The resource estimate has been classified as an Indicated and Inferred Resource based on the distance-space between sample data within the current deposit outline. Variograms were obtained from the variography study of TREO, with the continuity analysis showing a reasonable fit model in the major and semi major direction for the mineralised domains.

7	The resource estimate is based on:

-	A database of 31 drill holes totalling 5,297m of diamond drilling completed by Tasman and the previous owner IGE since 2004 where samples were composited on 1m lengths. All Assays by Tasman and IGE were completed at ALS Chemex’s Vancouver Laboratory.

-	Specific gravity (SG) has an overall mean of 2.70 g/cc from 458 SG readings. The mean of the mineralisation of 2.82 g/cc was used in the estimate and a mean of the host rock of 2.67 g/cc was used in the estimate

-	Block model was estimated by ordinary kriging interpolation method on blocks 5m (x) x 20m (y) x 10m (z).

-	Beneficiation test work has been completed at Olserum. Magnetic and gravity tests produced a 5.5% TREO grade concentrate with 78% recovery. Optimization is in progress. Hydrometallurgy tests are in progress and no information was available at the time of this resource calculation, however the xenotime/monazite mineralogy has been a previous source of REE’s and processing method is well known.

8	Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”. REE demand is increasing, due to the metals’ unique properties that make them essential for high technology and environmentally-beneficial applications. Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry. Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world. The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at http://proedgewire.com/rare-earth/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO

Investor Information

www.tasmanmetals.com

1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7

Company Contact: Jim Powell, V.P. - Corporate Development
+ 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
or Mariana Bermudez +1 (604) 685 9316

Email: info@tasmanmetals.com

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The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.” While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources. It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.